SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Brasilcel Announces its Intention to Launch

Voluntary Tender Offers for TSD, TBE, CRT and TCO

Lisbon , Portugal , 25 August 2004 – Brasilcel, the 50-50 joint-venture of Portugal Telecom and Telefónica Móviles for mobile operations in Brazil , operating under the brand Vivo, announces its intention of launching voluntary cash tender offers for a portion of the outstanding shares of some of its subsidiaries, directly, and indirectly through its subsidiary Telesp Celular Participações (“TCP”).

With these transactions, Portugal Telecom and Telefónica Móviles affirm and seek to reinforce their commitment to the Brazilian cellular market and to Vivo, and Brasilcel seeks to increase its ownership interest in its subsidiaries. In addition, this offer will provide an opportunity to remunerate those minority shareholders tendering their shares at a premium to market prices.

The Proposed Tender Offer

Brasilcel intends to launch voluntary cash tender offers for the following securities of its subsidiaries:

  Tele Sudeste Celular Participações (“TSD”): up to approximately 7,332 million Common shares (ON) and 12,700 million Preferred shares (PN).

  Tele Leste Celular Participações (“TBE”): up to approximately 16,723 million ON and 92,499 million PN shares

  Celular CRT Participações (“CRT”): up to approximately 61 million ON and 442 million PN shares

Simultaneously, TCP intends to launch a voluntary cash tender offer for up to 84,253 million PN shares of Tele Centro Oeste Celular Participações (“TCO”).

The number of shares that Brasilcel and TCP will be offering to acquire has been determined to allow Brasilcel and TCP to increase their participation in the subject companies without suppressing the liquidity of the remaining shares of those classes for purposes of CVM regulations (specifically Instruction 361).

The offer prices will be:

	Price per 1,000 shares (R$)
	ON	PN
TSD	6.35	7.80
TBE	0.90	1.10
CRT	575.31	718.69
TCO	n.a.	10.70

These offer prices represent a premium of 20% over the respective weighted average closing price of each class of shares in the last 30 trading days prior to announcement.

Portugal Telecom and Telefónica Móviles intend to provide funding to Brasilcel for the tender offers on a 50-50 basis. TCP intends to fund its tender offer with debt and, taking into account the outcome of the tender offer, amongst other factors, will evaluate a potential capital increase, if it considers a reduction of its level of indebtedness to be advisable.

The Rationale

  Increase Brasilcel's ownership of its subsidiaries
  Portugal Telecom and Telefónica Móviles have increased their ownership in the Vivo subsidiaries since their initial acquisition, and this offer will further increase their economic interest, while allowing continuing liquidity in the equity capital markets for those shares.

  Opportunity for minority shareholders to realize gains
  This offer provides the minority shareholders with the opportunity of selling their shares at a premium over market prices and to realise gains.

  Reinforces Portugal Telecom and Telefónica Móviles' commitment to the Brazilian cellular market and to Vivo
  Portugal Telecom and Telefónica Móviles continue to believe the Brazilian cellular market, with 160 million inhabitants and relatively low cellular penetration, continues to offer substantial growth potential. The proposed transaction strengthens Vivo's position in the Brazilian market and enhances its participation in the potential growth of its subsidiaries  .

The Impact on Ownership

The table below illustrates the impact on the ownership of Brasilcel and TCP of its subsidiaries, assuming 100% acceptance levels:

Brasilcel	Current Ownership			Pro-forma Ownership (assuming 100% acceptances)
	ON	PN	Total	ON	PN	Total
TSD	88.5%	85.4%	86.7%	92.3%	90.3%	91.1%
TBE	58.7%	11.4%	27.9%	68.7%	40.9%	50.6%
CRT	86.6%	26.3%	51.5%	91.0%	49.7%	67.0%

TCP	Current Ownership			Pro-forma Ownership (assuming 100% acceptances)
	ON	PN	Total	ON	PN	Total
TCO	86.2%	0.0%	28.9%	86.2%	32.8%	50.6%

The Expected Timing

The offers are expected to begin in the first week of September and will be open for at least 30 days from the date of the publication and filing of the formal documentation. The offers are expected to be completed by mid-October.

The tender offers will be subject to certain terms and conditions that will be included in the formal offer documentation.

This document does not constitute an offer to purchase or a solicitation of an offer to sell securities of CRT, TBE, TSD or TCO (the “Companies”). At the time the tender offers are commenced, Brasilcel and TCP will file tender offer statements on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”) with respect to their offers to purchase common shares and preferred shares of TBE and TSD and preferred shares of TCO, respectively. Shareholders of the Companies are strongly advised to read the Brazilian Edital and other relevant documents published by Brasilcel or filed with the CVM, and, in the case of shareholders of TBE, TSD and TCO, the tender offer statements and other relevant documents filed with the SEC (and, in the case of the English-language documents filed with the SEC, shareholders may read the Portuguese translations, which will be filed with the CVM), when they become available because they will contain important information. All these documents will be published or filed at the appropriate time in accordance with applicable Brazilian and U.S. regulations. TBE, TSD and TCO shareholders will have access to the U.S. documents, when they become available, free of charge at the SEC's web site, www.sec.gov. In addition, shareholders of the Companies will have access to all these documents free of charge from Brasilcel or in the locations indicated by applicable Brazilian and U.S. law.

Conference Call Held by Brasilcel and TCP

Date: 25 August 2004 (Wednesday)
Time: 4pm (Lisbon/London time), 12pm ( São Paulo time) and 11am ( New York time)
Telephone: +1 973 409 9261 (International participants)
Telephone: +1 888 335 6974 (US/Canada participants)
ID code: Vivo or 5099819
Webcast: www.vivo.com.br/ri

This information is also available on PT's IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director nuno.prego@telecom.pt Portugal Telecom Tel.: +351 21 500 1701 Fax: +351 21 355 6623

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.